FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Tax payer’s Registry (CNPJ/MF) Number 47.508.411/0001‐56

State Registration Number (NIRE) 35.300.089.901

MANAGEMENT PROPOSAL FOR THE GENERAL SHAREHOLDERS MEETING

TO BE HELD ON THE APRIL 17th, 2013

Dear shareholders,

The management of Companhia Brasileira de Distribuição (“Company”) hereby present, for discussion on the general shareholders meeting to be held on April 17th, 2013, at 9:00am, at the Company’s registered offices, at Avenida Brigadeiro Luís Antonio, No. 3.142, room 1, at the city and state of São Paulo, a proposal for the election of one (1) member for the Company’s Board of Directors, in substitution of Mr. Candido Botelho Bracher.

In compliance with the provisions of Section 10 of CVM Instruction No. 481/2009, information required in items 12.6 to 12.10 of the Company’s Reference Form (Formulário de Referência) is attached to this proposal in connection with the candidate indicated by the controlling shareholder of the Company, to be elected as member of the Company’s Board of Directors (Annex I).

We request that the shareholders that intend to appoint attorneys‐in‐fact to act on their behalf at the general meeting send the proper documents evidencing they are shareholders of the Company and the powers of attorney granted at least seventy two (72) hours before the meeting is held. Such documents shall be sent to the Company’s Corporate Legal Department, at Avenida Brigadeiro Luís Antonio, No. 3.142, at the city and state of São Paulo, through registered mail.

Copies of this proposal, as well as the Call Notice for the general meeting in reference, are available to the shareholders at the Company’s registered offices, at the Company’s investors relations website (www.gpari.com.br) and at the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) website (www.cvm.gov.br).

São Paulo, March 21st, 2013

BOARD OF DIRECTORS

ANNEX I

Information of the candidates for the position of members of the Company’s Board of Directors

Items 12.6 to 12.10 of the Company’s Reference Form

12.6. In relation to each of the members of management and fiscal council, indicate, in a chart:

Name:	Maria Helena dos Santos Fernandes de Santana
Age:	53
Profession:	Economist
CPF or passport number:	036.221.618-50
Elective position (aimed):	Member of the Board of Directors
Election date (aimed):	April 17th, 2013
Tenure from (aimed):	April 17th, 2013
Term of office:	Until the 2014 annual shareholders meeting
Other positions or functions performed in the Company:	-
Indication wheter appointed by controlling shareholder or not:	Appointed by Wilkes Participações S.A., the Company’s controlling shareholder

12.7. Provide information of item 12.6 in relation to members of committees provided for in the Bylaws, as well as audit, risk, financial and compensation committees, even if such committees or bodies are not provided for in the Bylaws:

Mrs. Maria Helena S. F. Santana is currently the Chairman of the Corporate Governance Committee of the Company, for which she was appointed at the meeting of the Board of Directors held on December 14, 2012.

12.8. In relation to each member of management and fiscal council, provide:

a.         Resume:

Mrs. Maria Helena S. F. Santana is currently member of the Latin-American Roundtable on Corporate Governance (OECD / WB Group) since 2000 and member of the board of directors since 2001. Mrs. Santana has previously acted as Chairman of the Brazilian Securities and Exchange Commission – CVM from July 2007 to July 2012. Before being appointed as Chair, was a Commissioner of the CVM from July 2006 to July 2007. Worked for the São Paulo Stock Exchange – BOVESPA from 1994 to 2006, acting as Head of Listings and Issuer Relations from 2000 to 2006, being responsible for the supervision of listed companies and to attract new companies to the stock exchange. Was involved with the creation of the Novo Mercado, having been in charge of its implementation. Was Vice-Chairman of the IBGC – Brazilian Institute of Corporate Governance, from 2004 to 2006. Was Chairman of the Executive Committee of IOSCO – International Organization of Securities Commissions from 2011 to 2012.

b.         Description of any of the following events which have occurred in the previous 5 years: (i) any criminal conviction; (ii) any conviction within an administrative proceeding conducted by CVM and the penalties applied; and (iii) any conviction not subject to appeal, judicial or administrative, which has suspended or forbidden the performance of any professional or commercial activity.

Mrs. Maria Helena S. F. Santana has nothing to declare and was not subject to any of the possibilities listed in this item.

12.9. Provide information on marital relationship, civil partnership or family connection (up to second degree) among: (a) the Company’s managers; (b) (i) the Company’s managers and (ii) managers of companies directly or indirectly controlled by the Company; (c) (i) managers of companies directly or indirectly controlled by the Company and (ii) the Company’s direct or indirect controlling persons or companies; and (d) (i) the Company’s managers and (ii) managers of the Company’s direct or indirect controlling companies.

Mrs. Maria Helena S. F. Santana has nothing to declare and is not subject to any of the possibilities listed in this item.

12.10. Provide information on subordination relationship, rendering of services or controlling relationships existing in the last 3 fiscal years, between management members and (a) companies directly or indirectly controlled by the Company; (b) the Company’s direct or indirect controlling persons or companies; and (c) where relevant, supplier, client, borrower or creditor of the Company, of companies controlled by the Company, of the Company’s controlling persons or companies and of companies controlled by any of such persons or companies.

Mrs. Maria Helena S. F. Santana has nothing to declare and is not subject to any of the possibilities listed in this item.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 22, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.